Exhibit 21.1

SUBSIDIARIES OF EAST WEST BANCORP, INC.

East West Bank	100%

East West Capital Trust I	100%

East West Capital Trust II	100%

East West Capital Statutory Trust III	100%

East West Capital Trust IV	100%

East West Capital Trust V	100%

East West Capital Trust VI	100%

East West Capital Trust VII	100%

East West Insurance Services, Inc.	100%

East West Leasing(1)	100%

American International Bancorp, Inc.(1)	100%

United National Bancorp, Inc. (1)	100%

(1)    Not currently active